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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER: 1-11802

QUEBECOR WORLD (USA) INC.
401(k) PLAN

QUEBECOR WORLD (USA) INC.
THE MILL, 340 PEMBERWICK ROAD
GREENWICH, CONNECTICUT 06831
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

203-532-4200
(Registrant's telephone number, including area code)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Reports Thereon)

129080stmwp

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Table of Contents

Page
Independent Auditors' Report — KPMG LLP	1
Independent Auditors' Report — Deloitte & Touche LLP	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	4
Notes to Financial Statements	5-9
Supplemental Schedule:*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — as of December 31, 2002	10
Schedule G, Part III, Schedule of Nonexempt Transactions	11
Exhibits
Exhibit 23.1 Consent of KPMG LLP	12
Exhibit 23.2 Consent of Deloitte & Touche LLP	13
Exhibit 99.1 Certification of Jean Neveu, President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002	14
Exhibit 99.2 Certification of Claude Hélie, Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002	15
*
Certain supplemental schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

Independent Auditors' Report

The Trustees and Participants
Quebecor World (USA) Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 23, 2003

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Quebecor World (USA) Inc. 401(k) Plan

        We have audited the accompanying statement of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York	DELOITTE & TOUCHE LLP
June 14, 2002

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments, at fair value:
Mutual funds	$239,107,143	275,878,783
Common/collective trust	224,919,097	230,511,756
Common stock	4,797,687	3,675,864
Cash	16,003	17,456
Participant loans	31,621,890	33,494,305

Total investments	500,461,820	543,578,164
Receivables:
Employer contributions	438,255	1,394,623
Employee contributions	725,121	3,585

	1,163,376	1,398,208

Net assets available for benefits	$501,625,196	544,976,372

See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001

	2002	2001
Additions:
Investment income (loss):
Dividends and interest income	$15,753,740	16,593,706
Net depreciation in fair value of investments	(60,854,286)	(45,029,390)

Total investment loss	(45,100,546)	(28,435,684)

Contributions:
Employer	13,780,523	15,694,740
Employee	43,831,705	45,415,363

Total contributions	57,612,228	61,110,103

Assets merged into plan	—	272,373,260

Total additions	12,511,682	305,047,679

Deductions:
Benefits paid to participants	(55,388,033)	(45,938,833)
Transaction charges	(474,825)	(139,339)

Total deductions	(55,862,858)	(46,078,172)

Net (decrease) increase in net assets	(43,351,176)	258,969,507
Net assets available for benefits:
Beginning of year	544,976,372	286,006,865

End of year	$501,625,196	544,976,372

See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)   Description of Plan

The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the Plan). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

        (a)   General

        The Plan is a defined contribution plan that was established on July 1, 1991. The purposes of the Plan are to help provide non-unionized and members of a participating bargaining unit (PBU) of Quebecor World (USA) Inc. (the Company and Plan Sponsor) and its affiliates with benefits for their retirement, to enable them to share in the profits of the Company and to provide them with an opportunity to obtain an indirect ownership interest in the Company. Non-union, full-time permanent employees are eligible to participate in the Plan upon his or her first hour of service and upon attaining the age of 18 and non-union, part-time employees can participate following the completion of 1,000 hours of service or one year of service, whichever comes first, and upon attaining the age of 18. PBU employees shall become eligible on the entry date on which the employee satisfies the eligibility requirements set forth in the relevant collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the administrator of the Plan. Putnam Investments is the trustee and custodian of the Plan's investments.

        (b)   Plan Mergers

        The following Plan mergers occurred during the year ended December 31, 2001.

    On January 1, 2001, the Quebecor Deferred Compensation Savings Plan and the Quebecor Defined Contribution Plan merged into the Plan. On July 1, 2001, the Quebecor World Pendell Inc. Profit Sharing Plan merged into the Plan. On December 20, 2001, the Retail Printing Corporation 401(k) Plan merged into the Plan.

    All active participants in those plans automatically became participants of the Plan on the respective merger date. Participants should refer to the Plan document for more complete information.

        (c)   Contributions

        Effective July 1, 2002 non-union participants may contribute up to 50% of pre-tax annual compensation subject to certain limitations, as defined by the Plan. Prior to July 1, 2002, non-union participants may have contributed up to 15% of their pre-tax annual compensation subject to certain limitations, as defined by the Plan. Members of a PBU may contribute as permitted by the collective bargaining agreement applicable to the employee. Non-union employees will have an employer match equal to 50% of the employees' pre-tax contribution, up to a maximum contribution of $1,500 per plan year. Members of a PBU will have an employer match equal to the amount set forth in the collective bargaining agreement applicable to the employee.

        (d)   Participant Accounts

        Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the funds' earnings in which the participant elects to participate. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        (e)   Vesting

        Participants hired on or after January 1, 2001 will become 100% vested after three years of service. Participants will automatically become 100% vested if they reach age 59-1/2, die, or become permanently disabled while employed with the Company or its participating affiliates. Participants hired before January 1, 2002 will become vested according to their respective merged plan's vesting schedules, which range from one to five years, as described in the Plan document.

        (f)    Forfeitures

        Upon termination of service of a participant prior to full vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay plan expenses and/or applied to reduce future employer contributions. At December 31, 2002, forfeited non-vested accounts totaled $54,894. Forfeitures used to reduce employer contributions and expenses totaled $66,191 and $245,446, respectively.

        (g)   Investment Elections

        Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. Participants may change both their contribution percentage and investment options at any point of time. The investment options available to participants as of December 31, 2002 consisted of the following:

      Neuberger & Berman Genesis Trust — Funds are invested primarily in stocks of companies with small market capitalizations.

      Signature Stable Value Fund — The fund invests mainly in investment-contracts or similar investments issued by insurance companies, banks, and other financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

      Putnam S&P 500 Index Fund — Funds are invested in stocks that comprise the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

      Quebecor World Inc. Stock Fund — The fund invests in the subordinated voting shares of Quebecor World Inc.

      Janus Worldwide Fund — The fund invests primarily in common stocks of companies of any size throughout the world.

      PIMCO Total Return Fund — Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities.

      Putnam Asset Allocation Growth Fund — The fund is designed for relatively aggressive investors who are willing to accept a greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

      Putnam Asset Allocation Balanced Fund — The fund is designated for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

      Putnam Asset Allocation Conservative Fund — The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce risk overall, while a portion remains in stocks to help investments stay ahead of inflation.

      Putnam OTC Emerging Growth Fund — Invests primarily in common stocks of small to midsize companies traded on the over-the-counter market and on national exchanges.

      Putnam International Growth Fund — Funds are invested in a diversified portfolio of stock of companies located mainly outside of the United States.

      Putnam Investors Fund — Invests primarily in "blue chips," the stocks of large, well-established companies selected from a broad range of industries.

      Putnam Vista Fund — Invests mostly in the stocks of midsize companies.

      Fidelity Equity Income Fund — Invests primarily in income-producing equity securities.

        (h)   Participant Loans

        An active participant may borrow against his or her vested account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. Participant loans are charged interest at a set rate of 1% plus the prime rate. Loan transactions are treated as a transfer between the investment fund and the loan fund.

        (i)    Benefits

        Upon termination of employment, death, attainment of age 59-1/2, or certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Additionally, a participant may withdraw up to 100% of his or her rollover balance at any time.

(2)   Summary of Significant Accounting Policies

        (a)   Accounting Basis

        The Plan's financial statements are prepared on the accrual basis of accounting.

        (b)   Investment Valuation and Income Recognition

        Investments of the Plan are carried at fair value, which is quoted market value for all investment accounts. Participant loans are carried at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis; dividends are recorded on the ex-dividend date. The Signature Stable Value Fund is carried at contract value which approximates fair value.

        (c)   Benefits

        Benefit payments are recorded by the trustee when they have been approved for payment and paid by the Plan.

        (d)   Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        (e)   Reclassification

        Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.

(3)   Investments Exceeding 5% of Net Assets

        The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, respectively:

	2002	2001
Neuberger & Berman Genesis Trust	$37,849,369	31,041,706
Signature Stable Value Fund	179,823,859	170,015,605
Putnam S&P 500 Index Fund	45,095,238	60,496,151
Putnam Asset Allocation Balanced Fund	35,470,572	44,832,939
PIMCO Total Return Fund	28,756,396	—
Putnam Investors Fund	25,141,444	36,284,618
Fidelity Equity Income Fund	69,667,818	86,870,961
Participant loans	31,621,890	33,494,305

    The following presents net depreciation of investments during the Plan year ending December 31, 2002:

Net realized/unrealized gains/losses:
Mutual Fund	$(47,044,420)
Common/collective trust	(13,574,934)
Common stock	(234,932)

(60,854,286)

(4)   Related Party Transactions

        Certain Plan investments are in funds managed by Putnam Investments, the Plan trustee. In addition, the Plan invests in the subordinated voting shares of Quebecor World Inc., the parent of the Plan Sponsor, through the Quebecor World Inc. Stock Fund. These transactions qualify as party-in-interest transactions. Fees paid to investment managers are netted against investment in the Fund.

(5)   Plan Termination

        Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

(6)   Tax Status

        The Internal Revenue Service has determined and informed the Company by letter dated September 6, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)   Subsequent Events

        As a result of the Plan being amended and restated, the Company filed for and received a new tax determination letter. The Internal Revenue Service has determined and informed the Company by letter dated June 9, 2003 that the Plan and related trust are designed in accordance with the applicable sections of the IRC.

(8)   Nonexempt Party-in-interest Transactions

        Certain participant contributions totaling $53,306 were made by participants through payroll deductions on July 14, 2002, which as a result of an error by the Plan Administrator, were not contributed to the Plan's trust and recorded in participant accounts until September 15, 2002.

(9)   Commitments

        Of the total net assets available for Plan benefits at December 31, 2002, $12,854,171 relates to accounts of participants who have terminated employment with the Company but who have not elected to receive distributions of their benefits. Such distributions can occur upon request of the terminated participant.

(10) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

2002
Net assets available for benefits per the financial statements	$501,625,196
Less: Employer contributions receivable	(438,255)
Less: Employee contributions receivable	(725,121)

Net assets available for benefits per the Form 5500	$500,461,820

        The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2002, to Form 5500:

Employer contributions per the financial statements	$13,780,523
Less: Employer contributions receivable at December 31, 2002	(438,255)
Add: Employer contributions receivable at December 31, 2001	1,394,623

Employer contributions per Form 5500	$14,736,891

        The following is a reconciliation of employee contributions per the financial statements for the year ended December 31, 2002, to Form 5500:

Employee contributions per the financial statements	$43,831,705
Less: Employee contributions receivable at December 31, 2002	(725,121)
Add: Employee contributions receivable at December 31, 2001	3,585

Employee contributions including rollovers per Form 5500	$43,110,169

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	Putnam Fiduciary Trust Company	Neuberger & Berman Genesis Trust	**	$37,849,369
*	Putnam Fiduciary Trust Company	Signature Stable Value Fund	**	179,823,859
*	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund	**	45,095,238
*	Quebecor World Inc.	Quebecor World Inc. Stock Fund	**	4,797,687
*	Putnam Fiduciary Trust Company	Janus Worldwide Fund	**	15,405,519
*	Putnam Fiduciary Trust Company	Pimco Total Return Fund	**	28,756,396
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation Growth Fund	**	1,501,852
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation Balanced Fund	**	35,470,572
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation Conservative Fund	**	1,459,565
*	Putnam Fiduciary Trust Company	Putnam OTC Emerging Growth Fund	**	7,688,310
*	Putnam Fiduciary Trust Company	Putnam International Growth Fund	**	12,204,457
*	Putnam Fiduciary Trust Company	Putnam Investors Fund	**	25,141,444
*	Putnam Fiduciary Trust Company	Putnam Vista Fund	**	3,961,841
*	Putnam Fiduciary Trust Company	Fidelity Equity Income Fund	**	69,667,818
*	Putnam Fiduciary Trust Company	Cash	**	16,003
*	Participant loans	Participant loans	**	31,621,890

	Total investments			$500,461,820

*	Party-in-interest as defined by ERISA.
**	In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

See accompanying independent auditors' report.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Schedule G, Part III, Schedule of Nonexempt Transactions
Year ended December 31, 2002

(a) Identity of Party Involved	(b) Relationship to plan, employer or other party in-interest	(c) Description of transaction	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurrent	(h) Cost of asset	(i) Current value of asset	(j) Net gain of (loss) on each transaction
Quebecor World (USA) Inc.	Plan Sponsor	Untimely remittance of employee contributions	—	—	—	—	$53,306	$53,306	—

See accompanying independent auditors' report.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in the registration statement (No. 333-8870) filed on Form S-8 of Quebecor World Inc. of our report dated June 23, 2003, relating to the statement of net assets available plan benefits of the Quebecor World (USA) Inc. 401(k) Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan.

Stamford, Connecticut
June 25, 2003

EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in Registration Statement No. 333-8870 of QuebecorWorld, Inc. on Form S-8 of our report dated June 14, 2002 appearing in this Annual Report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan for the year ended December 31, 2001.

New York, New York	DELOITTE & TOUCHE LLP
June 27, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jean Neveu, President and Chief Executive Officer of Quebecor World Inc., certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ JEAN NEVEU Jean Neveu President and Chief Executive Officer
Dated: June 30, 2003

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ CLAUDE HÉLIE Claude Hélie Executive Vice President and Chief Financial Officer
Dated: June 30, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD (USA) INC.
By:	/s/ DENIS AUBIN
Name:	Denis Aubin
Title:	Senior Vice President, Corporate Finance and Treasury

Date: June 30, 2003

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QUEBECOR WORLD (USA) INC. 401(k) PLAN Financial Statements and Supplemental Schedules December 31, 2002 and 2001 (With Independent Auditors' Reports Thereon) 129080stmwp
QUEBECOR WORLD (USA) INC. 401(k) PLAN
Table of Contents
Independent Auditors' Report
INDEPENDENT AUDITORS' REPORT
QUEBECOR WORLD (USA) INC. 401(k) PLAN Statements of Net Assets Available for Benefits December 31, 2002 and 2001
QUEBECOR WORLD (USA) INC. 401(k) PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2002 and 2001
QUEBECOR WORLD (USA) INC. 401(k) PLAN Notes to Financial Statements December 31, 2002 and 2001
QUEBECOR WORLD (USA) INC. 401(k) PLAN Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2002
QUEBECOR WORLD (USA) INC. 401(k) PLAN Schedule G, Part III, Schedule of Nonexempt Transactions Year ended December 31, 2002
EXHIBIT 23.1
INDEPENDENT AUDITORS' CONSENT
EXHIBIT 23.2
INDEPENDENT AUDITORS' CONSENT
EXHIBIT 99.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EXHIBIT 99.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
SIGNATURES